Exhibit 99.1

Rules 4.7.3 and 4.10.31

Appendix 4G

Key to Disclosures

Corporate Governance Council Principles and Recommendations

Name of entity:

Immutep Limited (ASX:IMM)

ABN / ARBN:	Financial year ended:

90 009 237 889	30 June 2018

Our corporate governance statement2 for the above period above can be found at:3

☐	These pages of our annual report:

☒	This URL on our website:

http://www.immutep.com/about-us/corporate-governance.html

The Corporate Governance Statement is accurate and up to date as at 21 August 2018 and has been approved by the board.

The annexure includes a key to where our corporate governance disclosures can be located.

Date:	11 October 2018

Print name:	Deanne Miller

Signature:
Company Secretary

[1]

Under Listing Rule 4.7.3, an entity must lodge with ASX a completed Appendix 4G at the same time as it lodges its annual report with ASX. Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located. The corporate governance statement must disclose the extent to which the entity has followed the recommendations set by the ASX Corporate Governance Council during the reporting period. If the entity has not followed a recommendation for any part of the reporting period, its corporate governance statement must separately identify that recommendation and the period during which it was not followed and state its reasons for not following the recommendation and what (if any) alternative governance practices it adopted in lieu of the recommendation during that period.

Under Listing Rule 4.7.4, if an entity chooses to include its corporate governance statement on its website rather than in its annual report, it must lodge a copy of the corporate governance statement with ASX at the same time as it lodges its annual report with ASX. The corporate governance statement must be current as at the effective date specified in that statement for the purposes of rule 4.10.3.

[2]

“Corporate governance statement” is defined in Listing Rule 19.12 to mean the statement referred to in Listing Rule 4.10.3 which discloses the extent to which an entity has followed the recommendations set by the ASX Corporate Governance Council during a particular reporting period.

[3]	Mark whichever option is correct and then complete the page number(s) of the annual report, or the URL of the web page, where the entity’s corporate governance statement can be found.

ANNEXURE – KEY TO CORPORATE GOVERNANCE DISCLOSURES

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....

PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.

... the fact that we follow this recommendation:

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and information about the respective roles and responsibilities of our board and management (including those matters expressly reserved to the board and those delegated to management):

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.2

A listed entity should:

(a)   undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)   provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.5

A listed entity should:

(a)   have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)   disclose that policy or a summary of it; and

(c)   disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)   the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)   if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

... the fact that we have a diversity policy that complies with paragraph (a):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and a copy of our diversity policy or a summary of it:

☐   at this location:

[insert location here]

... the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with our diversity policy and our progress towards achieving them:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and the information referred to in paragraphs (c)(1) or (2):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
1.6

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

... the evaluation process referred to in paragraph (a):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and the information referred to in paragraph (b):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

1.7

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

... the evaluation process referred to in paragraph (a):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and the information referred to in paragraph (b):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE
2.1

The board of a listed entity should:

(a)   have a nomination committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

[If the entity complies with paragraph (a):]

... the fact that we have a nomination committee that complies with paragraphs (1) and (2):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and a copy of the charter of the committee:

☐   at this location:

[insert location here]

... and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

[If the entity complies with paragraph (b):]

... the fact that we do not have a nomination committee and the processes we employ to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively:

☒   in our Corporate Governance Statement

OR

☐   at this location:

☒ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	... our board skills matrix: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.immutep.com/files/content/about-us/BoardCharter.pdf	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

2.3

A listed entity should disclose:

(a)   the names of the directors considered by the board to be independent directors;

(b)   if a director has an interest, position, association or relationship of the type described in Box 2.3 but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)   the length of service of each director.

... the names of the directors considered by the board to be independent directors:

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... where applicable, the information referred to in paragraph (b):

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... the length of service of each director:

☒   in our Corporate Governance Statement

OR

☐   at this location:

☐ an explanation why that is so in our Corporate Governance Statement

2.4	A majority of the board of a listed entity should be independent directors.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY

3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	... our code of conduct or a summary of it: ☐ in our Corporate Governance Statement OR ☒ at this location: http://www.immutep.com/files/content/about-us/BoardCharter.pdf	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING

4.1

The board of a listed entity should:

(a)   have an audit committee which:

(1)   has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)   is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)   the charter of the committee;

(4)   the relevant qualifications and experience of the members of the committee; and

(5)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

[If the entity complies with paragraph (a):]

... the fact that we have an audit committee that complies with paragraphs (1) and (2):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and a copy of the charter of the committee:

☒   at this location:

http://www.immutep.com/files/content/about-us/BoardCharter.pdf

... and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☒   at this location:

Annual Report at pages 10 to 13.

[If the entity complies with paragraph (b):]

... the fact that we do not have an audit committee and the processes we employ that independently verify and safeguard the integrity of our corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement

4.2	The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]

☐   an explanation why that is so in our Corporate Governance Statement

OR

☐   we are an externally managed entity that does not hold an annual general meeting and this recommendation is therefore not applicable

PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE

5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	... our continuous disclosure compliance policy or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS

6.1	A listed entity should provide information about itself and its governance to investors via its website.	... information about us and our governance on our website: ☒ at this location: http://www.immutep.com/about-us/corporate-governance.html	☐ an explanation why that is so in our Corporate Governance Statement

6.2	A listed entity should design and implement an investor relations program to facilitate effective two-way communication with investors.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	... our policies and processes for facilitating and encouraging participation at meetings of security holders: ☐ in our Corporate Governance Statement OR	☐ an explanation why that is so in our Corporate Governance Statement OR

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
		☒ at this location: http://www.immutep.com/files/content/about-us/BoardCharter.pdf	☐ we are an externally managed entity that does not hold periodic meetings of security holders and this recommendation is therefore not applicable

6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location:	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation	We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK

7.1

The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

[If the entity complies with paragraph (a):]

... the fact that we have a committee or committees to oversee risk that comply with paragraphs (1) and (2):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and a copy of the charter of the committee:

☒   at this location:

http://www.immutep.com/files/content/about- us/BoardCharter.pdf

... and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☒   at this location:

Annual Report at pages 10 to 13.

[If the entity complies with paragraph (b):]

... the fact that we do not have a risk committee or committees that satisfy (a) and the processes we employ for overseeing our risk management framework:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement
7.2

The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)   disclose, in relation to each reporting period, whether such a review has taken place.

	... the fact that we follow this recommendation: ☒ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

[If the entity complies with paragraph (a):]

... how our internal audit function is structured and what role it performs:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

[If the entity complies with paragraph (b):]

... the fact that we do not have an internal audit function and the processes we employ for evaluating and continually improving the effectiveness of our risk management and internal control processes:

☒   in our Corporate Governance Statement

OR

☐   at this location:

☒ an explanation why that is so in our Corporate Governance Statement
7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.

... whether we have any material exposure to economic, environmental and social sustainability risks and, if we do, how we manage or intend to manage those risks:

☒   in our Corporate Governance Statement

OR

☐   at this location:.

☐ an explanation why that is so in our Corporate Governance Statement

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY

8.1

The board of a listed entity should:

(a)   have a remuneration committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

[If the entity complies with paragraph (a):]

... the fact that we have a remuneration committee that complies with paragraphs (1) and (2):

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

... and a copy of the charter of the committee:

☒   at this location:

http://www.immutep.com/files/content/about-us/BoardCharter.pdf and the information referred to in paragraphs (4) and (5):

☐   in our Corporate Governance Statement

OR

☒   at this location:

Annual Report at pages 10 to 13.

[If the entity complies with paragraph (b):]

... the fact that we do not have a remuneration committee and the processes we employ for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive:

☐   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable
8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives.

... separately our remuneration policies and practices regarding the remuneration of non-executive directors and the remuneration of executive directors and other senior executives:

☒   in our Corporate Governance Statement

OR

☐   at this location:

[insert location here]

☐ an explanation why that is so in our Corporate Governance Statement OR ☐ we are an externally managed entity and this recommendation is therefore not applicable

Corporate Governance Council recommendation		We have followed the recommendation in full for the whole of the period above. We have disclosed ...	We have NOT followed the recommendation in full for the whole of the period above. We have disclosed ....
8.3

A listed entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

... our policy on this issue or a summary of it: ☒ in our Corporate Governance Statement OR ☐ at this location:

☐   an explanation why that is so in our Corporate Governance Statement

OR

☐   we do not have an equity-based remuneration scheme and this recommendation is therefore not applicable

OR

☐   we are an externally managed entity and this recommendation is therefore not applicable

ADDITIONAL DISCLOSURES APPLICABLE TO EXTERNALLY MANAGED LISTED ENTITIES

—

Alternative to Recommendation 1.1 for externally managed listed entities:

The responsible entity of an externally managed listed entity should disclose:

(a)   the arrangements between the responsible entity and the listed entity for managing the affairs of the listed entity;

(b)   the role and responsibility of the board of the responsible entity for overseeing those arrangements.

		... the information referred to in paragraphs (a) and (b): ☐ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

—	Alternative to Recommendations 8.1, 8.2 and 8.3 for externally managed listed entities: An externally managed listed entity should clearly disclose the terms governing the remuneration of the manager.	the terms governing our remuneration as manager of the entity: ☐ in our Corporate Governance Statement OR ☐ at this location: [insert location here]	☐ an explanation why that is so in our Corporate Governance Statement

CORPORATE GOVERNANCE STATEMENT

The Corporate Governance Statement sets out the extent to which the Company has followed the recommendations of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations for the year ending 30 June 2018.

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 1 – LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1	A listed entity should disclose: (a) the respective roles and responsibilities of its board and management; and (b) those matters expressly reserved to the board and those delegated to management.	Complies

The Company has established a Board Charter, which discloses the specific responsibilities of the Board and those of senior executives.

The Board delegates responsibility for the day to day operations and administration of the Company to Management.

The Company’s Board Charter is posted on the Company’s website.

1.2

A listed entity should:

(a)   undertake appropriate checks before appointing a person, or putting forward to security holders a candidate for election, as a director; and

(b)   provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a director.

		Complies	The Chairman and Chief Executive Officer are responsible for ensuring that appropriate checks are undertaken before a director candidate is appointed or put forward to security holders for election. All material information in the Company’s possession relevant to a decision on whether or not to elect or re-elect a director is provided to security holders in the notice of the meeting at which the director is to be put forward for election or re-election.

1.3	A listed entity should have a written agreement with each director and senior executive setting out the terms of their appointment.	Complies	Directors and senior executives have in place written agreements with the Company setting out the terms of their appointment.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment

1.4	The company secretary of a listed entity should be accountable directly to the board, through the chair, on all matters to do with the proper functioning of the board.	Complies	The Company Secretary reports directly to the Chairman. The decision to appoint or remove the Company Secretary is made by the Board.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
1.5

A listed entity should:

(a)   have a diversity policy which includes requirements for the board or a relevant committee of the board to set measurable objectives for achieving gender diversity and to assess annually both the objectives and the entity’s progress in achieving them;

(b)   disclose that policy or a summary of it; and

(c)   disclose as at the end of each reporting period the measurable objectives for achieving gender diversity set by the board or a relevant committee of the board in accordance with the entity’s diversity policy and its progress towards achieving them and either:

(1)   the respective proportions of men and women on the board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes); or

(2)   if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in and published under that Act.

Does Not Comply

The Company recognises that both gender and other forms of diversity are important and will seek to promote gender diversity of its Board and to facilitate a range of diversity initiatives throughout the Company.

At present the Board does not have a formal diversity policy as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board believes that the Company is not of a size nor has a large enough workforce to require a formal diversity policy. A diversity policy will be formalised as the Company develops and grows. At present the Board ensures that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the both the Board’s and the Company’s diversity objectives are met.

As at 30 June 2018, 48% of the Company’s employees were female. The Board is comprised of four directors with no female directors on the board as at 30 June 2018.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
1.6

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the board, its committees and individual directors; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Complies

The Board undertakes continuing self-assessment of its collective performance, the performance of the Chair and of its committees. The assessment also considers the adequacy of access to information and the support provided by management. Any action plans are documented together with specific performance goals which are agreed for the coming year. The Chair undertakes assessments of the performance of individual directors by meeting privately with each director to discuss this assessment during each reporting period.

The Chair undertook an informal annual performance evaluation of the Board this year.

1.7

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of its senior executives; and

(b)   disclose, in relation to each reporting period, whether a performance evaluation was undertaken in the reporting period in accordance with that process.

Complies

Senior Executives are subject to an annual performance evaluation. Each year, senior executives (including the CEO) establish a set of performance targets. These targets are aligned to the overall corporate strategy and strategic goals. In the case of the CEO, these targets are agreed between the CEO and the Remuneration Committee and approved by the full Board.

A performance evaluation was undertaken in the reporting period in accordance with the above process.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 2 - STRUCTURE THE BOARD TO ADD VALUE
2.1

The board of a listed entity should:

(a)   have a nomination committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director, and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a nomination committee, disclose that fact and the processes it employs to address board succession issues and to ensure that the board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

Does Not Comply

The Board believes that the Company is not of size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors as recommended by the ASX Corporate Governance Council. All matters which might be properly dealt with by a Nomination Committee are considered by full Board of Directors.

The Board assesses its composition regularly to ensure that it has the skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities in this area effectively.

2.2	A listed entity should have and disclose a board skills matrix setting out the mix of skills and diversity that the board currently has or is looking to achieve in its membership.	Complies

The skills of each Board member are disclosed on the Company’s website and in the Company’s Annual Report for each year.

The Board Charter states the mix of skills and diversity the Board of directors is looking to achieve.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
2.3

A listed entity should disclose:

(a)   the names of the directors considered by the board to be independent directors;

(b)   if a director has an interest, position, association or relationship of the type described in Box 2.3 of the Corporate Governance Principles and Recommendations but the board is of the opinion that it does not compromise the independence of the director, the nature of the interest, position, association or relationship in question and an explanation of why the board is of that opinion; and

(c)   the length of service of each director.

Complies

The names of the directors considered to be independent and their length of service as at 30 June 2018, are as follows:

Dr Russell Howard – 5.15 years’ service Mr Pete Meyers – 4.38 years’ service Mr Grant Chamberlain – 0.86 years’ service

In terms of managing conflicts, those Directors who have interests in specific transactions or potential transactions do not participate in any part of a Directors’ meeting which considers those transactions or potential transactions, are not involved in the decision-making process in respect of those transactions or potential transactions, and are asked not to discuss those transactions or potential transactions with other Directors.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
2.4	A majority of the board of a listed entity should be independent directors.	Complies	The Board is to be comprised of both executive and non-executive directors with a majority of non-executive directors. Non-executive directors bring a fresh perspective to the Board’s consideration of strategic, risk and performance matters. In recognition of the importance of independent views and the Board’s role in supervising the activities of management, the majority of the Board is independent of management and, all directors are required to exercise independent judgement and review and constructively challenge the performance of management.

2.5	The chair of the board of a listed entity should be an independent director and, in particular, should not be the same person as the CEO of the entity.	Complies	The Chair is an independent non-executive director and the roles of Chairman and Chief Executive Officer are not exercised by the same individual.

2.6	A listed entity should have a program for inducting new directors and provide appropriate professional development opportunities for directors to develop and maintain the skills and knowledge needed to perform their role as directors effectively.	Complies

New directors undergo an induction process in which they are given a full briefing on the Company and the Company is committed to continuing development of its Directors and executives.

For details on the induction of new directors and the continuing development objectives of the Company, please refer to the Board Charter.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 3 – ACT ETHICALLY AND RESPONSIBLY
3.1	A listed entity should: (a) have a code of conduct for its directors, senior executives and employees; and (b) disclose that code or a summary of it.	Complies	Please refer to Attachment C of the Board Charter for a copy of the Code of Conduct Policy.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
PRINCIPLE 4 – SAFEGUARD INTEGRITY IN CORPORATE REPORTING
4.1

The board of a listed entity should:

(a)   have an audit committee which:

(1)   has at least three members, all of whom are non-executive directors and a majority of whom are independent directors; and

(2)   is chaired by an independent director, who is not the chair of the board,

and disclose:

(3)   the charter of the committee;

(4)   the relevant qualifications and experience of the members of the committee; and

(5)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

Complies

The membership of the Audit & Risk Committee is comprised of three Non- Executive Directors who are all independent directors. The Chairman of the Audit & Risk Committee is an Independent Director who is not the Chairman of the Board. The members of the Audit & Risk Committee are financially literate and have an appropriate understanding of the industry in which the group operates.

The relevant qualifications and experience of the members of the Committee is contained in the Directors’ Report of the Annual Report.

Please refer to Attachment A of the Board Charter for a copy of the Audit & Risk Committee Charter and to the Annual Report for details on meetings held and the attendances of the respective Committee members.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
4.2

The board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that, in their opinion, the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

		Complies	The Board receives this assurance from the Chief Executive Officer and the Chief Financial Officer for each of the Full Year and Half Year reporting periods.
4.3	A listed entity that has an AGM should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	Complies	Each year the Company’s external auditor attends the Annual General Meeting.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 5 – MAKE TIMELY AND BALANCED DISCLOSURE
5.1	A listed entity should: (a) have a written policy for complying with its continuous disclosure obligations under the Listing Rules; and (b) disclose that policy or a summary of it.	Complies

The Company has a continuous disclosure policy which sets out the procedures on the disclosure of any information concerning the Group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The General Counsel and Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX) and NASDAQ which includes the responsibility for meeting the continuous disclosure requirements.

All Company announcements, media briefings, details of Company meetings and press releases are available on the Company’s website. The Company arranges for advance notification of significant group briefings and makes them widely accessible, including through the use of webcasting. Shareholders either receive a copy of the Company’s annual reports either by post or through electronic means.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 6 – RESPECT THE RIGHTS OF SECURITY HOLDERS

6.1	A listed entity should provide information about itself and its governance to investors via its website.	Complies	All information pertaining to the Company can be located on the Company’s website, including Director and Management biographies, overview of operations, as well as copies of all announcements, presentations and reports. The Company also has a website landing page entitled “Corporate Governance” where all relevant corporate governance information can be accessed.

6.2	A listed entity should design and implement an investor relations program to facilitate effective two- way communication with investors.	Complies

The Board has established practices to facilitate effective communication with shareholders. The Chief Executive Officer and the Company Secretary oversee this process through the Company’s website and investor updates. Regular briefings are held with professional investors. Prior to such briefings, any new information to be given is first released to the ASX.

All shareholders are notified in writing of general meetings and are strongly encouraged to attend and participate in the Annual General Meetings of the Company, to lodge questions to be answered by the Board and / or Chief Executive Officer and can appoint proxies.

6.3	A listed entity should disclose the policies and processes it has in place to facilitate and encourage participation at meetings of security holders.	Complies	Please refer to Attachment F of the Board Charter for a copy of the Shareholder Communication Policy.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
6.4	A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	Complies	Through the Company’s website security holders are invited to provide their email address to enable electronic communication to and from the Company and its share registry.
PRINCIPLE 7 – RECOGNISE AND MANAGE RISK

7.1

The board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the processes it employs for overseeing the entity’s risk management framework.

Complies

The Board has established a separate committee to oversee its Audit & Risk Management framework. However, the overall Risk Management function has been retained by the full board. The board charter states that the board is responsible for ensuring robust and effective risk management, compliance and control systems (including legal compliance) are in place and operating effectively.

As stated earlier, the Committee is made up of a majority of non-executive independent directors. It is also chaired by an independent director. Please refer to Attachment A of the Board Charter for a copy of the Audit & Risk Committee Charter. Information about the members of the committee, the number of times the committee met throughout the most recent reporting period and the individual attendances of members at those meetings is contained in the Directors’ Report.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
7.2

The board or a committee of the board should:

(a)   review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound; and

(b)   disclose, in relation to each reporting period, whether such a review has taken place.

	Complies	The Board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work, particularly in respect of the Company’s s404 Sarbanes Oxley internal control reporting obligations and its financial reporting and external audit processes, are delegated to the Audit & Risk Committee and reviewed by the full board. The Audit & Risk Committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. It monitors the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)   if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its risk management and internal control processes.

	Does Not Comply	At present the Company does not have an Internal Audit Function as recommended by the ASX Corporate Governance Council’s Principles and Recommendations. The Board is of the view that the Company is not of a size or complexity that would require a formal internal audit function. At present the Company undertakes periodic internal and external reviews of its system of risk management and internal control and seeks the advice and recommendations of its external auditor in relation to its system of financial control and compliance.

CORPORATE GOVERNANCE STATEMENT

7.4	A listed entity should disclose whether it has any material exposure to economic, environmental and social sustainability risks and, if it does, how it manages or intends to manage those risks.	Complies

Any material exposure to economic risk is disclosed in the Annual Report of the Company.

The Company manages its exposure to economic risk by having a sound system of control and accountability systems to ensure the Company is progressing towards goals set by the board. These controls are reviewed annually with the input of the Company’s auditors.

The Audit and Risk Management Committee is responsible for reviewing at least annually the effectiveness of the Company’s risk management and internal control systems and make relevant recommendations to the Board. In discharging its duties, the Committee has unrestricted access to all staff and to the Company’s auditors, both internal and external, to seek information and explanations from them. The Committee proactively makes recommendations to the Board in relation to the outputs of the financial reporting and disclosure processes and with respect to risk management and internal control.

The Board retains the overall Risk Management function. The Company does not have any material exposure to environmental or social sustainability risks and consequently currently has no formal policies in place to manage such risks.

However, the Company will monitor exposure to such risks and implement appropriate policies when required.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation		Compliance	Comment
PRINCIPLE 8 – REMUNERATE FAIRLY AND RESPONSIBLY

8.1

The board of a listed entity should:

(a)   have a remuneration committee which:

(1)   has at least three members, a majority of whom are independent directors; and

(2)   is chaired by an independent director,

and disclose:

(3)   the charter of the committee;

(4)   the members of the committee; and

(5)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)   if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

Complies

The membership of the Remuneration Committee is comprised of three Non- Executive Directors who are all independent directors. The Chairman of the Remuneration Committee is an Independent Non-Executive Director.

The details of the members of the committee are disclosed in Directors’ Report.

Please refer to Attachment B of the Board Charter for a copy of the Remuneration Committee Charter and to the Annual Report for details on meetings held and the attendances of the respective Committee members.

8.2	A listed entity should separately disclose its policies and practices regarding the remuneration of non- executive directors and the remuneration of executive directors and other senior executives.	Complies	Please refer to the Remuneration Report in the Annual Report and to the Senior Executive Remuneration Policy included as Attachment E to the Board Charter.

CORPORATE GOVERNANCE STATEMENT

Corporate Governance Council Recommendation	Compliance	Comment
8.3

A listed entity which has an equity- based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

Complies

Non-executive directors may choose to receive shares in the Company as part of their remuneration instead of receiving cash. However, non-executive Directors may not participate in equity schemes of the Company, such as options schemes, that are designed to encourage enhanced performance of the participant.

Please refer to Attachment D to the Board Charter which provides under the subheading “Anti hedging Policy” that restricted Persons are not permitted to enter into transactions with securities (or any derivative thereof) in associated products which limit the economic risk of any unvested entitlements under any equity-based remuneration schemes offered by the Company.